Exhibit 99

IDACORP
1221 W. Idaho Street
Boise, ID   83702

November 6, 2008

FOR IMMEDIATE RELEASE

Lawrence F. Spencer, Director of Investor Relations
Phone:  (208) 388-2664
lspencer@idacorpinc.com

IDACORP Announces Third Quarter 2008 Results

BOISE-IDACORP, Inc. (NYSE:IDA) reported 2008 third quarter net income of $51.7 million or $1.14 per diluted share, compared to $28.9 million or $0.65 per diluted share in 2007.  Idaho Power Company (IPC), IDACORP’s principal subsidiary, reported third quarter net income of $47.4 million compared to $24.1 million in 2007.  IDACORP reported year-to-date results of $91 million or $2.02 per diluted share compared to $72 million or $1.63 per diluted share in 2007.

“Our improved financial performance today reflects the impact of three primary factors – progress from prolonged and purposeful regulatory efforts, Mother Nature, and operational efficiencies companywide,” said IDACORP President and Chief Executive Officer J. LaMont Keen.  “This year’s regulatory accomplishments both in Idaho and Oregon highlight the achievement of key milestones of our strategy.  Our service area experienced near-normal temperatures and better water conditions this year, in stark contrast to the extreme temperatures and drought of recent years.  Our workforce responded well to both operational and economic challenges in 2008, demonstrating the ability to effectively manage the bottom line while continuing to provide our customers some of the lowest electric rates in the nation.”

“We are very encouraged by our year-to-date results; however, there is still work to do,” added Keen.  “While our performance is an improvement relative to prior quarters, we are still not earning our allowed rate of return.  Looking forward, we must continue our strategy of timely regulatory filings in order to match our revenues with our costs.  We must also increase our efforts to evaluate and manage capital and operating expenditures to match economic realities.”

Performance Summary

A summary of IDACORP’s and each IDACORP subsidiary’s net income for the third quarter and year-to-date 2008 as compared to 2007 is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	(in thousands except per diluted share amounts)

Earnings From:
Idaho Power Company	$47,405	$24,108	$86,404	$63,603
IDACORP Financial Services	710	1,752	2,212	5,374
Ida-West Energy	1,208	993	2,171	2,034
Holding Company (including
discontinued operations)	2,416	2,078	182	1,033
Total Earnings	$51,739	$28,931	$90,969	$72,044

Average outstanding shares–diluted	45,194	44,543	45,098	44,080
Earnings per diluted share	$1.14	$0.65	$2.02	$1.63

The key factors affecting the change in IDACORP’s net income for the third quarter of 2008 include:

•         IPC’s net income, the primary component of IDACORP’s net income, was $47.4 million for the quarter, an increase of $23.3 million.  The key factors causing the change in IPC’s net income include:

•         General business revenue increased $34.8 million due to a $17.4 million increase in retail base rates and a $17.4 million increase in power cost adjustment (PCA) rates.

•         Improved hydroelectric generating conditions decreased net power supply costs (fuel and purchased power less off-system sales) by $27.2 million.

•         The PCA decreased $23.6 million primarily due to higher amortization expense from prior year excess net power supply costs as well as improved hydroelectric generating conditions.

o                    A change in the monthly allocation of base net power supply costs increased the PCA $17.6 million.

•         O&M expense increased $5.6 million due to an increase of $6.4 million in payroll-related expenses and $2.2 million in water lease costs.  Partially offsetting these increases was a decrease of $3.3 million from the fixed cost adjustment mechanism.

•         Earnings from Bridger Coal increased $3.2 million due to higher prices and volumes of coal sold.

•         Interest expense increased $2.0 million due primarily to increased long-term debt balances.

•         Income tax expense increased $10.3 million due principally to higher income before income taxes.

•         IFS net income decreased $1.0 million due to lower tax benefits from aging investments.

The key factors affecting the change in IDACORP’s net income for the nine months ended September 30, 2008 include:

•         IPC’s net income, the primary component of IDACORP’s net income, was $86.4 million, an increase of $22.8 million.  The key factors causing the change in IPC’s net income include:

•         General business revenue increased $91.4 million due to an increase of $21.2 million in retail base rates, an increase of $65.7 million in PCA rates, and an increase of $5.8 million due to customer growth.

•         Improved hydroelectric generating conditions decreased net power supply costs (fuel and purchased power less off-system sales) by $19.6 million.

•         The PCA decreased $68.8 million primarily due to higher amortization expense from prior year excess net power supply costs as well as improved hydroelectric generating conditions.

•         Interest expense increased $7.0 million due primarily to increased long-term debt balances.

•         Gain on sale of emission allowances decreased $2.2 million due to fewer sales and lower prices in 2008.

•         Income tax expense increased $9.5 million due primarily to higher income before income taxes.

•         IFS earnings decreased $3.2 million due to lower tax benefits from aging investments.

2008 Operating & Financial Metrics

The outlook for key operating and financial metrics for 2008 is:

2008 Estimates
Key Operating & Financial Metrics	Current	Previous
Idaho Power Operation &
Maintenance Expense (Millions)	No change	$285-$295
Idaho Power Capital
Expenditures (Millions) (1)	$235-$250	$255-$270
Idaho Power Hydroelectric
Generation (Million MWh) (2)	6.7–7.2	6.5-7.5
Non-Regulated
Subsidiary Earnings (Millions) (3)	No change	$2.3-$4.6
Effective Tax Rates:
Idaho Power	No change	32%-36%
Consolidated – IDACORP	No change	22%-26%

(1)     The decrease in capital expenditures is largely due to the decline in new customer connections and the deferral of certain capital expenditures.

(2)     The range of estimated hydroelectric generation has been revised to reflect refinements related to river flows.

(3)     Estimates include contributions from Ida-West Energy and IDACORP Financial netted against holding company expenses.

Web Cast / Conference Call

The company will hold an analyst conference call today at 2:30 p.m. Mountain Time (4:30 p.m. Eastern Time).  All parties interested in listening may do so through a live Web cast.  Details of the conference call logistics are posted on the company’s Web site (http://www.idacorpinc.com).  A replay of the conference call will be available on the company’s Web site for a period of 12 months.

Background Information / Safe Harbor Statement

Boise, Idaho-based IDACORP, formed in 1998, is a holding company comprised of Idaho Power Company, a regulated electric utility; IDACORP Financial, a holder of affordable housing projects and other real estate investments; and Ida-West Energy, an operator of small hydroelectric generation projects that satisfy the requirements of the Public Utility Regulatory Policies Act of 1978.  To learn more about Idaho Power or IDACORP, visit www.idahopower.com or www.idacorpinc.com.

Certain statements contained in this news release, including statements with respect to future earnings, ongoing operations, and financial conditions, are “forward-looking statements” within the meaning of federal securities laws.  Although IDACORP and Idaho Power believe that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements.  Factors that could cause actual results to differ materially from the forward-looking statements include:  changes in and compliance with governmental policies, including new interpretations of existing policies, and regulatory actions and regulatory audits, including those of the Federal Energy Regulatory Commission, the North American Electric Reliability Corporation, the Western Electricity Coordinating Council, the Idaho Public Utilities Commission, and the Oregon Public Utility Commission with respect to allowed rates of return, industry and rate structure, day-to-day business operations, acquisition and disposal of assets and facilities, operation and construction of plant facilities, provision of transmission services, including critical infrastructure protection and system reliability, relicensing of hydroelectric projects, recovery of power supply costs, recovery of capital investments, present or prospective wholesale and retail competition, including but not limited to retail wheeling and transmission costs, and other refund proceedings; changes arising from the Energy Policy Act of 2005; changes in tax laws or related regulations or new interpretations of applicable law by the Internal Revenue Service or other taxing jurisdiction; litigation and regulatory proceedings, including those resulting from the energy situation in the western United States, and penalties and settlements that influence business and profitability; changes in and compliance with laws, regulations, and policies including changes in law and compliance with environmental, natural resources, endangered species and safety laws, regulations and policies and the adoption of laws and regulations addressing greenhouse gas emissions or global climate change; global climate change and regional weather variations affecting customer demand and hydroelectric generation; over-appropriation of surface and groundwater in the Snake River Basin resulting in reduced generation at hydroelectric facilities; construction of power generation, transmission and distribution facilities, including an inability to obtain required governmental permits and approvals, rights-of-way and siting, and risks related to contracting, construction and start-up; operation of power generating facilities including performance below expected levels, breakdown or failure of equipment, availability of transmission and fuel supply; changes in operating expenses and capital expenditures, including costs and availability of materials, fuel and commodities; blackouts or other disruptions of Idaho Power Company’s transmission system or the western interconnected transmission system; impacts from the formation of a regional transmission organization or the development of another transmission group; population growth rates and other demographic patterns; market prices and demand for energy, including structural market changes; increases in uncollectible customer receivables; fluctuations in sources and uses of cash; results of financing efforts, including the ability to obtain financing or refinance existing debt when necessary or on favorable terms, which can be affected by factors such as credit ratings, volatility in the financial markets and other economic conditions; actions by credit rating agencies, including changes in rating criteria and new interpretations of existing criteria; changes in interest rates or rates of inflation; performance of the stock market, interest rates, credit spreads and other financial market conditions, as well as changes in government regulations, which affect the amount and timing of required contributions to pension plans and the reported costs of providing pension and other postretirement benefits; increases in health care costs and the resulting effect on medical benefits paid for employees; increasing costs of insurance, changes in coverage terms and the ability to obtain insurance; homeland security, acts of war or terrorism; natural disasters and other natural risks, such as earthquake, flood, drought, lightning, wind and fire; adoption of or changes in critical accounting policies or estimates; and new accounting or Securities and Exchange Commission requirements, or new interpretation or application of existing requirements.  Any such forward-looking statements should be considered in light of such factors and others noted in the companies’ Annual Report on Form 10-K for the year ended December 31, 2007, and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008, and other reports on file with the Securities and Exchange Commission.  Any forward-looking statement speaks only as of the date on which such statement is made.  New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

IDACORP, Inc.
Condensed Consolidated Statements of Income
Summary Financial Information
(unaudited)
(thousands of dollars except for per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Operating Revenues:
Electric utility:
General business	$246,639	$211,873	$602,700	$511,337
Off-system sales	34,637	34,843	93,640	129,859
Other revenues	16,831	13,800	43,508	37,776
Total electric utility revenues	298,107	260,516	739,848	678,972
Other	1,609	947	3,534	2,976
Total operating revenues	299,716	261,463	743,382	681,948
Operating Expenses:
Electric utility:
Purchased power	79,513	110,108	174,900	241,393
Fuel expense	46,467	43,291	112,385	101,724
Power cost adjustment	(20,105)	(43,749)	(38,678)	(107,457)
Other operations and maintenance	74,778	69,154	219,321	215,870
Demand-side management	5,956	4,307	13,249	8,970
Gain on sale of emission allowances	(158)	(1,872)	(504)	(2,754)
Depreciation	25,717	25,967	78,084	76,870
Taxes other than income taxes	4,827	4,714	14,431	14,267
Total electric utility expenses	216,995	211,920	573,188	548,883
Other expense	1,144	1,613	3,331	4,782
Total operating expenses	218,139	213,533	576,519	553,665
Operating Income (Loss):
Electric utility	81,112	48,596	166,660	130,089
Other	465	(666)	203	(1,806)
Total operating income	81,577	47,930	166,863	128,283
Other Income	4,629	4,616	15,128	13,867
Earnings (Losses) of Unconsolidated Equity-Method Investments	2,642	(380)	(4,672)	(3,257)
Other Expense	2,764	2,055	4,949	6,838
Interest Expense:
Interest on long-term debt	17,226	15,862	49,847	43,306
Other interest	1,310	763	3,219	3,881
Total interest expense	18,536	16,625	53,066	47,187
Income Before Income Taxes	67,548	33,486	119,304	84,868
Income Tax Expense	15,809	4,555	28,335	12,891
Income from Continuing Operations	51,739	28,931	90,969	71,977
Income from Discontinued Operations, net of tax	-	-	-	67
Net Income	$51,739	$28,931	$90,969	$72,044
Weighted Average Common Shares
Outstanding - Basic (000's)	44,998	44,417	44,923	43,947
Weighted Average Common Shares
Outstanding - Diluted (000's)	45,194	44,543	45,098	44,080
Earnings Per Share of Common Stock (diluted):
Earnings per share from Continuing Operations	$1.14	$0.65	$2.02	$1.63
Earnings per share from Discontinued Operations	-	-	-	-
Earnings Per Share of Common Stock-diluted	$1.14	$0.65	$2.02	$1.63
Dividends Paid Per Share of Common Stock	$0.30	$0.30	$0.90	$0.90

IDACORP, Inc.
Condensed Consolidated Statements of Cash Flows
For the Nine months ended September 30, 2008 and 2007
Summary Financial Information
(unaudited)
(Thousands of Dollars)

	Nine months ended
	September 30,
	2008	2007

Operating Activities
Net Income	$90,969	$72,044
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	93,192	91,286
Deferred income taxes and investment tax credits	16,075	29,224
Changes in regulatory assets and liabilities	(50,081)	(110,813)
Undistributed earnings of subsidiaries	(3,772)	(4,648)
Gain on sales of assets	(3,369)	(4,437)
Other non-cash adjustments to net income	4,779	5,679
Change in:
Accounts receivable and prepayments	(11,819)	(9,703)
Accounts payable and other accrued liabilities	(16,782)	(19,981)
Taxes accrued	6,244	(15,079)
Other	(10,031)	13,628

Net cash provided by operating activities	115,405	47,200

Investing Activities
Additions to property, plant and equipment	(176,475)	(203,067)
Proceeds from the sale of IDACOMM	-	7,283
Proceeds from the sale of non-utility assets	5,753	-
Proceeds from the sale of emissions allowances	2,959	19,846
Investments in affordable housing	(8,486)	300
Investments in unconsolidated affiliates	(3,065)	(4,925)
Purchase of available-for-sale securities	-	(24,349)
Proceeds from the sale of available-for-sale securities	-	26,110
Purchase of held-to-maturity securities	(2,885)	(3,116)
Maturity of held-to-maturity securities	4,610	3,267
Tax deposit withdrawal	20,000	-
Other assets	(7,932)	(187)

Net cash used in investing activities	(165,521)	(178,838)

Financing Activities
Increase in term loans	170,000	-
Issuance of long-term debt	120,000	140,000
Retirement of long-term debt	(7,630)	(9,978)
Purchase of pollution control bonds	(166,100)	-
Dividends on common stock	(40,516)	(39,629)
Net change in short-term borrowings	13,570	15,813
Issuance of common stock	12,550	34,893
Acquisition of treasury stock	(304)	(346)
Other	(1,694)	(2,355)

Net cash provided by financing activities	99,876	138,398

Net increase in cash and cash equivalents	49,760	6,760

Cash and cash equivalents at beginning of period	7,966	9,892

Cash and cash equivalents at end of period	$57,726	$16,652

IDACORP, Inc.
Condensed Consolidated Balance Sheets
As of September 30, 2008 and December 31, 2007
Summary Financial Information
(unaudited)
(Thousands of Dollars)

	September 30,	December 31,
	2008	2007
Assets
Cash and cash equivalents	$57,726	$7,966
Receivables, net of allowance	108,353	118,695
Other current assets	148,572	140,046
Total current assets	314,651	266,707

Investments	201,807	201,085
Property, plant and equipment-net	2,717,150	2,616,552

Regulatory assets	502,565	449,668
Employee notes – long-term	89	2,325
Other assets	115,001	116,971
Total other assets	617,655	568,964

Total Assets	$3,851,263	$3,653,308

Liabilities and Shareholders’ Equity
Current maturities of long-term debt	$7,817	$11,456
Notes payable	203,915	186,445
Accounts payable	66,165	85,116
Other current liabilities	108,540	92,298
Total current liabilities	386,467	375,315

Deferred income taxes	473,845	466,182
Regulatory liabilities	276,469	274,204
Other liabilities	170,794	173,412
Total other liabilities	921,108	913,798

Long-term debt	1,273,028	1,156,880
Shareholders’ equity	1,270,660	1,207,315

Total Liabilities & Shareholders’ Equity	$3,851,263	$3,653,308

Idaho Power Company Supplemental Operating Statistics

	Three Months Ended		Year to Date
	September 30,		September 30,
	2008	2007	2008	2007

Energy Use – MWh

Residential	1,244,982	1,300,632	3,930,919	3,831,797
Commercial	1,067,968	1,076,755	2,992,469	2,959,011
Industrial	845,934	869,273	2,523,466	2,575,933
Irrigation	1,138,626	1,042,165	1,836,031	1,862,000
Total General Business	4,297,510	4,288,825	11,282,885	11,228,741
Off-System Sales	497,982	620,255	1,520,369	2,110,459
Total	4,795,492	4,909,080	12,803,254	13,339,200

Revenue ($000’s)

Residential	$90,473	$83,066	$259,781	$224,534
Commercial	59,615	50,481	151,624	126,671
Industrial	34,187	28,875	90,124	74,269
Irrigation	62,364	49,451	101,171	85,863
Total General Business	246,639	211,873	602,700	511,337
Off-System Sales	34,637	34,843	93,640	129,859
Total	$281,276	$246,716	$696,340	$641,196

Weather Statistics

Heating Degree-days	56	100	3,557	3,009
Cooling Degree-days	841	1,001	1,054	1,286
Precipitation (inches)	1.22	0.71	5.36	4.72

Customers – Period End

Residential	403,309	398,883
Commercial	63,782	62,209
Industrial	122	127
Irrigation	18,547	18,134
Total	485,760	479,353